NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA.
           (A Stock Insurance Company, herein called the Underwriter)
                                175 Water Street
                               New York, NY 10038

                         INVESTMENT COMPANY BLANKET BOND

Policy Number     965-78-64

DECLARATIONS

ITEM 1. Name of Insured (herein called Insured): GMAM ABSOLUTE RETURN STRATEGIES
                                                 FUND LLC
        Principal Address                        767 FIFTH AVENUE
                                                 NEW YORK, NY 10153


ITEM 2. Bond Period: from 12:01 a.m. on December 5, 2006 to 12:01 a.m. on December 5, 2007 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.


ITEM 3. Limit of Liability - Subject to Sections 9, 10 and 12 hereof,


        Single Loss Coverage Forms                                   Limit of Liability    Deductible
        Insuring Agreement A (Fidelity) -                            $2,500,000            Nil
        Insuring Agreement B (Audit Expense) -                       $25,000               $5,000
        Insuring Agreement C (On Premises) -                         $2,500,000            $10,000
        Insuring Agreement D (In Transit) -                          $2,500,000            $10,000
        Insuring Agreement E (Forgery Or Alteration) -               $2,500,000            $10,000
        Insuring Agreement F (Securities) -                          $2,500,000            $10,000
        Insuring Agreement G (Counterfeit Currency) -                $2,500,000            $10,000
        Insuring Agreement H (Stop Payment) -                        $25,000               $5,000
        Insuring Agreement I (Uncollectible Items of Deposit) -      $25,000               $5,000
        Insuring Agreement J (Computer Systems) -                    $2,500,000            $10,000


               If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

ITEM 4. Offices or Premises Covered--Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: NO EXCEPTIONS.

ITEM 5. The liability of the Underwriter is subject to the terms of the following rider attached thereto: Endorsement # 1, 2, 3, 4, 5


                                                     1                      COPY

ITEM 6. The Insured by the acceptance of this bond gives to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 494-81-68 such termination or cancellation to be effective as of the time this bond becomes effective.























                                                 /s/
                                                 -----------------------------
                                                 AUTHORIZED REPRESENTATIVE




                                                     2                      COPY

                                    RIDER #5



This endorsement, effective 12:01 A.M. December 5, 2006 forms a part of Policy No. 965-78-64
Issued to: GMAM ABSOLUTE RETURN STRATEGIES FUND LLC

By  National Union Fire Insurance Company of Pittsburgh, PA.


In consideration of the premium charged for the attached bond, it is agreed that:

1. The attached bond is hereby amended by canceling and terminating a certain rider (hereinafter called Canceled Rider) dated December 5, 2006, attached to the said bond and more fully described as follows:

                RIDER # 1 - NEW YORK STATUTORY RIDER/ENDORSEMENT

         so that from and after the effective date hereof, the attached bond shall continue in force without the amendment contained in the said Canceled Rider.

2. The amendment of the attached bond effected hereby shall apply to loss or losses sustained at any time but discovered on and after the effective date hereof.

3. The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

4. This rider shall become effective as of 12:01 a.m. on the 5th day of December, 2006.



Signed, sealed and dated August 15, 2007.







                                                 /s/
                                                 -----------------------------
                                                 AUTHORIZED REPRESENTATIVE



                                      COPY